SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            The Turner Corporation
                               (Name of Issuer)

                         Common Stock, Par Value $1.00
                        (Title of Class of Securities)

                                900273103
                               (CUSIP Number)

                            Lewis M. Eisenberg
                           Walter F. Harrison, III
                   Granite Capital International Group L.P.
                              126 E. 56th Street
                           New York, New York 10022
                                (212) 407-34000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 4, 1996
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 900273103                                        Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Granite Capital L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        340,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     340,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    340,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 900273103                                        Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Lewis M. Eisenberg

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        385,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     385,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    385,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 900273103                                         Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Walter F. Harrison, III

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        385,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     385,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    385,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 900273103                                          Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Granite Capital International Group L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH         45,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      45,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     45,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 900273103                                          Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Granite Advisory Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH         45,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      45,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     45,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.9%

     14        TYPE OF REPORTING PERSON*
                    CO

13D                                                         Page 7 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), issued by The Turner Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 375 Hudson Street, New York, New York 10014.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by (i) Granite Capital L.P., a Delaware limited partnership ("Granite Capital"), with respect to shares of Common Stock beneficially owned by it; (ii) Granite Capital International Group L.P., a Delaware limited partnership ("Granite International"), with respect to shares of Common Stock beneficially owned by Granite Capital Overseas Hedged Equity Fund Limited, an offshore investment corporation ("Granite Overseas"); (iii) Lewis M. Eisenberg and Walter F. Harrison, III with respect to shares of
Common Stock beneficially owned by Granite Capital and Granite Overseas; and
(iv) Granite Advisory Corp., a Delaware corporation ("Granite Advisory"), with respect to shares of Common stock beneficially owned by Granite
Overseas. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
      Messrs. Eisenberg and Harrison are general partners of Granite Capital and Secretary and President, respectively, of Granite Advisory, the general partner of Granite International. Messrs. Eisenberg and Harrison are also co-chairmen of Granite International which provides discretionary investment advisory services pursuant to a contract with Granite Overseas.
      (b) The business address of each of the Reporting Persons is 126 East 56th Street, New York, New York 10022. The business address of Granite Overseas is Granite Overseas Fund Management Limited c/o Bank of Bermuda Building, 6 Front Street, Hamilton, HM11 Bermuda.
      (c) The principal business of Granite Capital is to serve as a private investment limited partnership investing primarily in equities. The principal business of Granite International is that of rendering financial services and providing discretionary investment advisory services pursuant to a contract with Granite Overseas. The principal business of Granite Advisory is that of acting as the general partner of Granite International. The principal occupations of Messrs. Eisenberg and Harrison are to act as the principals in the business of Granite International.
      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                          Page 8 of 14 Pages

      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
      (f)   Messrs. Eisenberg and Harrison are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Granite Capital and Granite Overseas is $3,202,172 and $416,048, respectively.
     The shares of Common Stock purchased by Granite Capital were purchased with the investment capital of the entity. The shares of Common Stock purchased on behalf of Granite Overseas was purchased with the investment capital of the entity.
      The shares of Common Stock beneficially owned by Granite Capital and Granite Overseas are held in margin accounts maintained at Goldman Sachs &
Co., which accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common
Stock purchased. Currently, the interest rate charged on such various margin accounts is approximately 7.0% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.
      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

                                                          Page 9 of 14 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 5,261,307 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 24, 1997, as reflected in the Company's annual report on Form
10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 1996 (which is the most recent filing with the Commission).

      As of the close of business on April 14, 1997:

            (i) Granite Capital owns beneficially 340,000 shares of Common Stock, constituting approximately 6.5% of the shares outstanding.
            (ii) Granite International owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Granite International may be deemed to own beneficially 45,800 shares (constituting approximately 0.9% of the shares outstanding) held by Granite Overseas.
            (iii) Messrs. Eisenberg and Harrison each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 340,000 shares beneficially owned by Granite Capital and the 45,800 shares beneficially owned by Granite Overseas. Such shares total 385,800 shares of Common Stock, constituting approximately 7.3% of the shares outstanding.
            (iv) Granite Advisory owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, Granite Advisory may be deemed to own the 45,800 shares beneficially owned by Granite Overseas.
            (v) In the aggregate, the Reporting Persons beneficially own a total of 385,800 shares of Common Stock, constituting approximately
7.3% of the shares outstanding.

                                                         Page 10 of 14 Pages

         (b) Granite Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by each of its general partners, Messrs. Eisenberg and Harrison. Granite Overseas is a party to an investment management agreement with Granite International pursuant to which Granite International has investment authority with respect to securities held in such account. Such authority includes the power to dispose of and the power to vote securities held in such accounts. Such power may be exercised by Granite International's general partner, Granite Advisory. Lewis M. Eisenberg and Walter F. Harrison, III, as the general partners of Granite Capital, the Secretary and President, respectively, of Granite Advisory and the co-chairmen of Granite International, have shared power to dispose of and shared power to vote the Common Stock held by other Reporting Persons.
            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to October 4, 1996 until April 14, 1997 by Granite Capital and by Granite International, on behalf of Granite Overseas, are set forth in Schedules A and B.
            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                         Page 11 of 14 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 15, 1997              /s/ WALTER F. HARRISON, III
                                    WALTER F. HARRISON, III, individually
                                    and as general partner of Granite
                                    Capital L.P. and the president of
                                    Granite Advisory Corp., on behalf of
                                    Granite International Group L.P.

                                    /s/ LEWIS M. EISENBERG
                                    LEWIS M. EISENBERG, individually and
                                    as general partner of Granite Capital L.P.
                                    and the secretary of Granite Advisory Corp.,
                                    on behalf of Granite Capital International
                                    Group L.P.

                                                         Page 12 of 14 Pages


                                  Schedule A

                             Granite Capital L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________
09/12/96                       4,500                      11.023
09/13/96                       1,200                      11.100
09/16/96                       1,800                      11.100
09/17/96                       4,200                      11.100
09/20/96                       3,200                      11.100
09/23/96                       1,800                      11.100
09/24/96                         200                      11.100
09/25/96                       1,700                      11.100
09/26/96                       1,400                      11.100
10/01/96                       8,700                      11.100
10/02/96                         400                      11.100
10/04/96                       3,500                      11.100
10/07/96                       1,700                      11.100
10/08/96                      16,900                      11.100
10/09/96                       2,700                      11.100
10/10/96                       1,000                      11.100
10/11/96                       2,200                      11.100
10/17/96                       8,700                      10.600
10/18/96                      13,300                      10.600
11/05/96                       4,400                       9.435
11/11/96                      11,000                       9.080
11/12/96                       8,800                       9.043
11/13/96                       3,700                       8.890
11/14/96                       3,100                       8.669
11/15/96                       2,200                       8.455
11/21/96                       7,700                       8.346
11/22/96                       2,700                       8.310
11/25/96                       2,200                       8.310
11/27/96                       1,000                       8.310
12/02/96                       2,500                       8.560
12/04/96                       2,200                       8.560
12/05/96                       2,800                       8.560
12/11/96                       4,500                       8.935
01/28/97                       5,000                      14.100

                                                         Page 13 of 14 Pages

                                   Schedule B

                      Granite Capital International Group L.P.
                                  on behalf of
                   Granite Capital Overseas Hedged Equity Fund Limited

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________
09/12/96                          700                       11.023
10/01/96                        1,300                       11.100
10/08/96                          100                       11.100
10/09/96                          300                       11.100
10/10/96                          100                       11.100
10/11/96                          400                       11.100
10/17/96                        1,200                       10.600
10/18/96                        1,800                       10.600
11/05/96                          600                        9.435
11/11/96                        1,500                        9.080
11/12/96                        1,200                        9.043
11/13/96                          500                        8.890
11/14/96                          400                        8.669
11/15/96                          300                        8.455
11/21/96                        1,100                        8.346
11/22/96                          400                        8.310
11/25/96                          300                        8.310
11/27/96                          200                        8.310
12/02/96                          300                        8.560
12/04/96                          300                        8.560
12/05/96                          400                        8.560
12/11/96                          600                        8.935